UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39388

BRUKER CELLULAR ANALYSIS, INC.

(Exact name of registrant as specified in its charter)

5858 Horton Street, Suite 320

Emeryville, California 94608

Telephone: (510) 858-2855

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One holder.

Pursuant to the requirements of the Securities Exchange Act of 1934, Bruker Cellular Analysis, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 12, 2023	Bruker Cellular Analysis, Inc.

	By:	/s/ J. Brent Alldredge
	Name:	J. Brent Alldredge
	Title:	Secretary